TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION
May 20, 2022
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
RE:	TRICON RESIDENTIAL INC.
We are pleased to confirm that copies of the following proxy-related materials were mailed on May 19, 2022 to the Registered Securityholders and to the Auditor and Directors on May 20, 2022:
1	Proxy with Notice-and-Access Notice and Request for Financial Statements
2	Virtual Meeting Guide Form
3	Proxy Return Envelope - Registered Securityholders
Yours truly,
TSX Trust Company
''Christopher de Lima''
Senior Relationship Manager
Christopher.delima@tmx.com

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